Exhibit 99.2

NLS to Webcast its Event on Thursday, July 6, 2023, at 11:00 am ET

ZURICH, SWITERLAND / ACCESSWIRE / June 30, 2023 / NLS Pharmaceutics Ltd. (NASDAQ:NLSP)(NASDAQ:NLSPW) (“NLS” or the “Company”), a Swiss clinical-stage biopharmaceutical company focused on the discovery and development of innovative therapies for patients with rare and complex central nervous system disorders, today announced it will postpone its webcast previously scheduled for today due to important developments impacting the timing of the company update. The webcast will now take place on Thursday, July 6, 2023, at 11:00AM ET. Members of the NLS Leadership Team will discuss the global strategic research and development progress and platform, including:

●	Feedback from the SLEEP 2023 APSS Conference

●	Initiation of the Phase 3 program AMAZE for Mazindol ER

●	Pipeline Goals for 2023/2024

●	Key Financials

●	Funding Strategy Update

●	Corporate Development

Webcast Information

The event will be held July 6, 2023, at 11:00 am ET and will include a video stream on the Investors section of the Company’s website found here or at the SummitCast event page found here. A replay will be available on NLS’ website within 48 hours after the event.

About NLS Pharmaceutics Ltd.

NLS Pharmaceutics Ltd. (Nasdaq:NLSP) is a global development-stage biopharmaceutical company, working with a network of world-class partners and internationally recognized scientists, focused on the discovery and development of innovative therapies for patients with rare and complex central nervous system disorders who have unmet medical needs. Headquartered in Switzerland and founded in 2015, NLS is led by an experienced management team with a track record of developing and commercializing product candidates. For more information, please visit www.nlspharma.com.

For additional information:

Marianne Lambertson (investors & media)
NLS Pharmaceutics Ltd.
+1 239.682.8500
ml@nls-pharma.com
www.nlspharma.com

SOURCE: NLS Pharmaceutics AG